# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SOBR Safe, Inc., CIK 0001425627
CUSIP: 833592306
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 6400 S. Fiddlers Green Circle, Suite 1400, Greenwood Village, Colorado (CO), 80111
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001702202

## Reporting persons
- L1 Capital Global Opportunities Master Fund, Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 122,950; shared voting power 0; sole dispositive power 122,950; shared dispositive power 0; aggregate amount beneficially owned 122,950 (4.99% of the class)

## Item 1. Issuer
Name of issuer: SOBR Safe, Inc.
Address of issuer's principal executive offices: 6400 S. Fiddlers Green Circle, Suite 1400, Greenwood Village, CO 80111

## Item 2. Person Filing
Name of person filing: L1 Capital Global Opportunities Master Fund, Ltd.
Address of principal business office or, if none, residence:
161A Shedden Road, 1 Artillery Court, PO Box 10085
Grand Cayman, Cayman Islands KY1-1001
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
122,950

This amendment refers to a Schedule 13G filed with the Securities and Exchange Commission on October 11, 2024, covering 252,174 shares of Common Stock purchased and underlying Warrants purchased on October 9, 2024. The amounts in Row (5), (7) and (9) consist of 122,950 shares of Common Stock underlying Series A Warrants, which are subject to a 4.99% beneficial ownership limitation. Does not include 2,243,229 shares of Common Stock underlying Series A Warrants, which are subject to a 4.99% beneficial ownership limitation. The percentage set forth on Row (11) of the cover page for the reporting person is based on 2,340,733 shares of Common Stock of the Issuer outstanding after the offering registered on Amendment No. 2 to the Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on December 10, 2024.

David Feldman and Joel Arber are the Directors of L1 Capital Global Opportunities Master Fund, Ltd. As such, L1 Capital Global Opportunities Master Fund, Ltd., Mr. Feldman, and Mr. Arber may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the issuer's securities described herein. To the extent Mr. Feldman and Mr. Arber are deemed to beneficially own such securities, Mr. Feldman and Mr. Arber disclaim beneficial ownership of these securities for all other purposes.
Percent of class: 4.99
Sole power to vote or to direct the vote: 122,950
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 122,950
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- L1 Capital Global Opportunities Master Fund, Ltd.: /s/ David Feldman, David Feldman, Director (02/14/2025)